SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

RADVision Ltd.

6-K Items

1. Press Release re RADVISION Comments on Press Coverage of Business Dispute dated August 23, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Comments on Press Coverage of Business Dispute

Monday August 22, 5:07 pm ET
FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 22, 2005--RADVISION (Nasdaq: RVSN - News) said today that it takes strong exception to today's article in the Washington Post relating to the company's previous relationship with Control Tech.

Gadi Tamari, Chief Executive Officer of RADVISION, stated, "The article contains various false and misleading statements by a former reseller in China that are the result of a commercial dispute and are contradicted by the actual facts. The baseless allegations as published in the article do a great disservice to our company, its employees, investors and business partners."

RADVISION emphasized that its sales practices with respect to Control Tech were appropriate and that its accounting practices are in full compliance with U.S. GAAP. RADVISION is considering legal action to prevent further false and misleading information from being disseminated by Control Tech.

RADVISION noted that its sales to Control Tech were made only on the basis of orders placed by Control Tech, which was legally bound to pay RADVISION for each item purchased, with no right of return. Control Tech did not report to RADVISION on the amount of inventory it was holding nor did RADVISION have any insight into this information. RADVISION duly terminated its exclusive distributor relationship with Control Tech due to continued breaches of the agreement including failure to meet minimum sales targets, violation of the non-competition clause and material customer complaints. These actions were taken after consultation with Control Tech and after providing them with reasonable opportunities to rectify such breaches (which is duly documented). Following termination of the exclusive relationship, Control Tech was allowed to continue to act as a reseller for RADVISION in China.

RADVISION further stated that its representatives have met numerous times with Control Tech in an attempt to resolve all open matters. RADVISION firmly believes that any commercial dispute between the parties (including its many claims against Control Tech) should not be carried out through the media but through good faith negotiations.

The Company also noted that it is currently conducting its sales in China through a multi-tier distribution network and expects to be successful with this new channel approach.

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information, please visit our website at www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


-------------------
Contact:
     Corporate:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Arnold Taragin, 201-689-6345
     arnie@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  August 23, 2005